STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
 New York, New York 10038

December 30, 2016
VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C. 20549
Attention:  Mr. Edward P. Bartz

Re:	CPG Carlyle Fund, LLC (File No. 811-22763)
Dear Mr. Bartz,

On behalf of CPG Carlyle Fund, LLC (the "Fund"), transmitted for filing as EDGAR correspondence is the Fund's response to the comment of the staff (the "Staff") of the Securities and Exchange Commission, provided by you to Gary L. Granik of this office by telephone on October 12, 2016.  The comment of the Staff relates to Amendment No. 5 to the Fund's Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended (the "1940 Act"), filed on September 9, 2016 (the "Amendment").

Set forth below is a summary of the Staff's comment and the Fund's response thereto.  Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

Supplement, dated September 2016, to the Confidential Memorandum, dated May 2016
Summary of Terms:  Investment Program
Comment 1.               The Fund revised the disclosure regarding its investment program (the "Fund's Program") to reflect the fact that at least 80% of the Fund's invested capital, including unfunded commitments, would be invested in Carlyle Investment Funds.  The Staff believes that the Fund's name brings it within Rule 35d-1 under the 1940 Act ("Rule 35d-1") and, therefore, that the Fund's Program must be consistent with the 80% investment requirement as specified in paragraph (a)(2) of Rule 35d-1.  Please revise the Fund's Program accordingly.
Response 1.             We propose to revise the Fund's Program as follows:
The Master Fund invests predominantly (under normal circumstances, generally~~,~~ at least 80% of its ~~invested capital including unfunded commitments~~ assets) in the multiple alternative investment funds ("Investment Funds"), co-investments and direct investments sponsored by or affiliated with The Carlyle Group L.P. and its affiliates ("Carlyle") (including unfunded commitments), with an emphasis on private equity funds ("Carlyle Investment Funds").
Respectful of the Staff's comment, we are prepared to make the change above, and the Fund is in the process of revising its investment program accordingly.  Nevertheless, as previously discussed with the Staff, we continue to respectfully disagree with the Staff's comment as a matter of law.
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Should you have any questions or comments, please feel free to contact me at 212.806.6274 (bgreen@stroock.com) or Stuart H. Coleman of this office at 212.806.6049 (scoleman@stroock.com).

Very truly yours,

/s/  Brad A. Green
Brad A. Green

cc:  Stuart H. Coleman